SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 31435; 812-14349

Trust for Professional Managers and William Blair & Company L.L.C.; Notice of Application

January 28, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and materially amend subadvisory agreements without shareholder approval and that would grant relief from certain disclosure requirements.

Applicants: Trust for Professional Managers (the "Trust") and William Blair & Company L.L.C. (the "Initial Advisor").

Filing Dates: The application was filed August 18, 2014, and amended on November 18, 2014.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on February 23, 2015, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: John P. Buckel, Trust for Professional Managers, 615 East Michigan Street, Milwaukee, WI 53202; Richard W. Smirl, William Blair & Company, L.L.C., 222 West Adams Street, Chicago, IL 60606.

For Further Information Contact: Jane H. Kim, at (202) 551-6791 or Melissa Harke, Branch Chief, at (202) 551-6722 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a Delaware statutory trust, is registered under the Act as an open-end management investment company. The Trust is organized as a series investment company and currently consists of 34 series, one of which is advised by the Initial Advisor.[1] The Initial Advisor is a limited liability company organized under Delaware law. The Initial Advisor is, and

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[1]   Applicants are not requesting relief for any series other than those advised by the Advisor (as defined below). Applicants request relief with respect to any existing and any future series of the Trust or any other registered open-end management company that: (a) is advised by the Initial Advisor or a person controlling, controlled by, or under common control with the Initial Advisor or its successor (each, an "Advisor"); (b) uses the manager of managers structure ("Manager of Managers Structure") described in the application; and (c) complies with the terms and conditions of the requested order (any such series, a "Fund" and collectively, the "Funds"). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an applicant, and the only Fund that currently intends to rely on the requested order is the William Blair Directional Multialternative Fund. For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any Fund contains the name of a Subadvisor (as defined below), that name will be preceded by the name of the Advisor.

any other Advisor will be, registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act"). The Advisor will serve as the investment adviser to each Fund pursuant to an investment advisory agreement with the Trust (each an "Advisory Agreement" and collectively, the "Advisory Agreements").[2] Each Advisory Agreement was or will have been approved by each Fund's respective shareholder(s) and the board of trustees of the Trust ("Board"), including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of the Trust, the Fund, or the Advisor ("Independent Trustees") in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act.

2.   Under the terms of each Advisory Agreement, the Advisor will provide each Fund with overall management services and, as it deems appropriate, will continuously review, supervise and administer each Fund's investment program, subject to the supervision of, and policies established by, the Board. For the investment management services it will provide to each Fund, the Advisor will receive the fee specified in the Advisory Agreement from such Fund, payable monthly at an annual rate based on the average daily net assets of the Fund. The Advisory Agreement permits the Advisor to delegate certain responsibilities to one or more subadvisors (each a "Subadvisor"), subject to the approval of the Board.[3]

3.   Each Subadvisor will be an investment adviser as defined in section 2(a)(20) of the Act and will be registered with the Commission as an "investment adviser" under the Advisers Act. The Advisor will evaluate, allocate assets to and oversee the Subadvisors, and make recommendations about their hiring, termination, and replacement to the Board, at all times

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[2]   Each future investment advisory agreement between an Advisor and a Fund is also included in the term "Advisory Agreement". The Initial Advisor currently serves as investment advisor only to the William Blair Directional Multialternative Fund, a series of the Trust, under the Advisory Agreement.

[3]   As of the date of the amended application, the Advisor has entered into subadvisory agreements ("Subadvisory Agreements") with Buckingham Capital Management, Inc., Cube Capital LLP, FSI Group, LLC, Havens Advisors, L.L.C.. None of the existing Subadvisors is affiliated with the Advisor.

subject to the authority of the Board. The Advisor will compensate the Subadvisors out of the advisory fee paid by a Fund to the Advisor under the Advisory Agreement.

4.	Applicants request an order to permit the Advisor, subject to Board approval, to select certain Subadvisors to manage all or a portion of the assets of a Fund or Funds pursuant to a Subadvisory Agreement and materially amend Subadvisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Subadvisor that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Trust or of the Advisor, other than by reason of serving as a Subadvisor to one or more of the Funds ("Affiliated Subadvisor").[4]

5.	Applicants also request an order exempting the Funds from certain disclosure provisions described below that may require the applicants to disclose fees paid by the Advisor to each Subadvisor. Applicants seek an order to permit the Trust to disclose for a Fund (as both a dollar amount and as a percentage of the Fund's net assets): (a) the aggregate fees paid to the Advisor and any Affiliated Subadvisor; and (b) the aggregate fees paid to Subadvisors other than Affiliated Subadvisors (collectively, "Aggregate Fee Disclosure"). Any Fund that employs an Affiliated Subadvisor will provide separate disclosure of any fees paid to the Affiliated Subadvisor.

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[4]	Shareholder approval of a Subadvisory Agreement with an Affiliated Shareholder will be obtained. If a Subadvisor change is proposed for a fund with an Affiliated Subadvisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Trust's Board minutes, that the change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Advisor or the Affiliated Subadvisor derives an inappropriate advantage. The Initial Advisor currently intends to enter into Subadvisory Agreements only with non-affiliated Subadvisors.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by a vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation. Applicants state that this provision may require a Fund to disclose the fees the Advisor pays to each Subadvisor.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Securities Exchange Act of 1934. Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the rate of compensation of the investment adviser, the aggregate amount of the investment adviser's fees, a description of the terms of the contract to be acted upon, and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees. Applicants believe that these provisions may require a Fund to disclose the fees the Advisor pays to each Subadvisor in proxy statements for shareholder meetings at which fees would be established, or action would be taken on an advisory contract.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder

reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a

registered investment company to include in its financial statement information about investment

advisory fees. Applicants state that these provisions may be deemed to require the Funds' financial

statements to include information concerning fees paid to the Subadvisors.

5.   Section 6(c) of the Act provides that the Commission may exempt any person,

security, or transaction or any class or classes of persons, securities, or transactions from any

provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate

in the public interest and consistent with the protection of investors and the purposes fairly

intended by the policy and provisions of the Act. Applicants state that the requested relief meets

this standard for the reasons discussed below.

6.   Applicants state that, by investing in a Fund, shareholders will hire the Advisor to

manage the Fund's assets in conjunction with using its investment subadvisor selection and

monitoring process. Applicants assert that, from the perspective of the shareholder, the role of

the Subadvisors is substantially equivalent to that of the individual portfolio managers employed

by traditional investment company advisory firms. Applicants believe that requiring shareholder

approval of each Subadvisory Agreement would impose unnecessary delays and expenses on the

Funds and may preclude the Funds from acting promptly when the Advisor and Board consider it

appropriate to hire Subadvisors or amend Subadvisory Agreements. Applicants note that the

Advisory Agreements and any Subadvisory Agreements with Affiliated Subadvisors will remain

subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under

the Act.

7.   If a new Subadvisor is retained in reliance on the requested order, the Funds will

inform shareholders of the hiring of a new Subadvisor pursuant to the following procedures

("Modified Notice and Access Procedures"): (a) within 90 days after a new Subadvisor is hired for any Fund, that Fund will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;[5] and (b) the Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. Applicants assert that a proxy solicitation to approve the appointment of new Subadvisors would provide no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the applicable Board would comply with the requirements of sections 15(a) and 15(c) of the Act before entering into or amending Subadvisory Agreements.

8.   Applicants assert that the requested disclosure relief will benefit shareholders of the Funds because it will improve the Advisor's ability to negotiate the fees paid to Subadvisors. Applicants state that the Advisor may be able to negotiate rates that are below a Subadvisor's "posted" amounts if the Advisor is not required to disclose the Subadvisors' fees to the public.

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[5]   A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Subadvisor; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund's shares to the public.

2.   The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. Each Fund will hold itself out to the public as employing the Manager of Managers Structure described in the application. The prospectus will prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisors and recommend their hiring, termination, and replacement.

3.   Funds will inform shareholders of the hiring of a new Subadvisor within 90 days after the hiring of a new Subadvisor pursuant to the Modified Notice and Access Procedures.

4.   The Advisor will not enter into a Subadvisory Agreement with any Affiliated Subadvisor without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   When a Subadvisor change is proposed for a Fund with an Affiliated Subadvisor, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Advisor or the Affiliated Subadvisor derives an inappropriate advantage.

7.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8.   Each Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadvisor during the applicable quarter.

9.   Whenever a Subadvisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

10.   The Advisor will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund's assets and, subject to review and approval of the Board, will (i) set each Fund's overall investment strategies; (ii) evaluate, select and recommend Subadvisors to manage all or part of a Fund's assets; (iii) when appropriate, allocate and reallocate a Fund's assets among multiple Subadvisors; (iv) monitor and evaluate the performance of Subadvisors; and (v) implement procedures reasonably designed to ensure that the Subadvisors comply with each Fund's investment objective, policies and restrictions.

11.   No trustee or officer of the Trust, or of a Fund, or director or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadvisor, except for (a) ownership of interests in the Advisor or any entity that controls, is controlled by, or is under common control with the Advisor; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadvisor or an entity that controls, is controlled by, or is under common control with a Subadvisor.

12.   Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.   In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

                                        Brent J. Fields
                                        Secretary